UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Corvus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

221015 10 0

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages.

CUSIP No. 221015 10 0	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Richard A. Miller
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 633,544 shares (shares exercisable within 60 days)
	6.	Shared Voting Power 1,128,795 shares
	7.	Sole Dispositive Power 633,544 shares (shares exercisable within 60 days)
	8.	Shared Dispositive Power 1,128,795 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,762,339 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.89%
12.	Type of Reporting Person IN

Page 2 of 8 pages.

CUSIP No. 221015 10 0	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Richard A. Miller and Sandra J. Horning, Trustees of the Miller-Horning Family Trust u/a/d January 25, 1985
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,128,795 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,128,795 shares
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,128,795 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.85%
12.	Type of Reporting Person OO

Page 3 of 8 pages.

CUSIP No. 221015 10 0	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Sandra J. Horning
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power -0- shares
	6.	Shared Voting Power 1,128,795 shares
	7.	Sole Dispositive Power -0- shares
	8.	Shared Dispositive Power 1,128,795 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,128,795 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.85%
12.	Type of Reporting Person IN

Page 4 of 8 pages.

Item 1.

(a)	Name of Issuer:

Corvus Pharmaceuticals, Inc. (“Corvus” or the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

863 Mitten Road

Suite 102

Burlingame, CA 94010

Item 2.

(a)	Name of Persons Filing:

Richard A. Miller (“Dr. Miller”)

Richard A. Miller and Sandra J. Horning, Trustees of the Miller-Horning Family

Trust u/a/d January 25, 1985 (the “Miller-Horning Trust”)

Sandra J. Horning (“Dr. Horning”)

(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Corvus Pharmaceuticals, Inc.

863 Mitten Road

Suite 102

Burlingame, CA 94010

(c)	Citizenship:

Richard A. Miller is a U.S. citizen. The Miller-Horning Trust is organized under the laws of the State of California. Sandra J. Horning is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

221015 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 5 of 8 pages.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Richard A. Miller:	1,762,339 shares
Miller-Horning Trust:	1,128,795 shares
Sandra J. Horning	1,128,795 shares

All shares owned by the Miller-Horning Trust may be deemed to be beneficially owned by Richard A. Miller and/or Sandra J. Horning.

(b)	Percent of Class:

Richard A. Miller:	5.89%
Miller-Horning Trust:	3.85%
Sandra J. Horning	3.85%

All percentages are calculated using a denominator of 29,282,086 outstanding shares as of November 1, 2018 as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, plus 633,544 shares that could be acquired within 60 days of December 31, 2018. All other percentages were calculated using a denominator of 29,282,086.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Richard A. Miller:	633,544 shares
Miller-Horning Trust:	1,128,795 shares
Sandra J. Horning	0 shares

(ii)	Shared power to vote or direct the vote:

*	See explanation below.

(iii)	Sole power to dispose or direct the disposition of:

Richard A. Miller:	633,544 shares
Miller-Horning Trust:	1,128,795 shares
Sandra J. Horning	0 shares

(iv)	Shared power to dispose or direct the disposition of:

*	Dr. Miller and Dr. Horning may be deemed to have shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, shares held by the Miller-Horning Trust.

Page 6 of 8 pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2. The filing persons are making a joint filing pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The filing parties previously executed an Agreement with Respect to Joint Filing of Schedule 13G filed with the Securities and Exchange Commission on April 8, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 7 of 8 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019	/s/ Richard A. Miller
Richard A. Miller

On behalf of the following filing persons:

Richard A. Miller

Richard A. Miller and Sandra J. Horning, Trustees of the Miller-Horning Family Trust u/a/d

January 25, 1985

Sandra J. Horning

Page 8 of 8 pages.